Franklin Templeton Investments

One Franklin Parkway

San Mateo, CA 94403-1906

February 26, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549-9303

Attention:         Ms. Karen Rossotto

Re:       Franklin Managed Trust (the “Registrant”)

            File No. 333-208952

Dear Ms. Rossotto:

On behalf of the Registrant, below are the Registrant’s responses to the comments you conveyed telephonically on February 10, 2016 to Cory Hippler of Stradley Ronon Stevens & Young, LLP, with regard to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the proposed reorganization of the Franklin Large Cap Value Fund (the “Large Cap Fund”), a series of Franklin Value Investors Trust, with and into the Franklin Rising Dividends Fund (the “Rising Dividends Fund”), a series of the Registrant.  The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on January 11, 2016 under Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments (in bold) and the Registrant’s response to each comment.  These responses will be incorporated into a filing to be made pursuant to Rule 485(b) of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

Prospectus/Proxy Statement Comments

1.                  Text:  On page 4, the first paragraph under “Investment Goals, Strategies, Policies and Risks” states:

Under normal market conditions, the Large Cap Fund invests at least 80% of its net assets in investments (predominately, common stock) of large-capitalization companies (i.e., companies with market capitalizations that are similar in size to those in the Russell 1000® Index at the time of purchase)….

Comment:  The definition of large capitalization companies is broad.  Provide additional information, including the capitalization range of the companies in the Russell 1000® Index.

Response:  The Registrant has added disclosure that describes the capitalization range of the companies in the Russell 1000® Index, as well as the weighted average and median market capitalizations of the Large Cap Fund’s portfolio.

2.                  Text:  On page 4, the second paragraph under “Investment Goals, Strategies, Policies and Risks” states:

“…the portfolios of both Funds (except for cash) were comprised entirely of large-capitalization companies (based on the definition used by the Large Cap Fund) as of October 31, 2015.”

Comment:  Modify the statement that both Funds are invested entirely in large capitalization companies, which may be confusing due to the broad definition of “large-capitalization companies.”

Response:  The Registrant has revised the disclosure to state that, as of December 31, 2015, all or substantially all of both Funds’ portfolios (except for cash) were invested in companies with market capitalizations that are similar in size to those in the Russell 1000® Index, and included the weighted average and median market capitalizations of each Fund’s portfolio.

3.                  Comment:  Under “Investment Goals, Strategies, Policies and Risks” on page 4, highlight: the differences in the market capitalization of the two Funds; that the Large Cap Fund emphasizes value while the Rising Dividends Fund emphasizes dividend- and growth-oriented investments; and any differences between the Funds’ investments in companies that are out of favor or emerging from bankruptcy.

Response:  Disclosure has been added to highlight the Funds’ market capitalizations, as well as the Large Cap Fund’s emphasis on value investments and the Rising Dividends Fund’s emphasis on companies that have paid consistently rising dividends and growth oriented companies with a value oriented analysis. There are no material differences between the Funds’ current investments in companies that are out of favor or emerging from bankruptcy.

4.                  Comment:  Explain why the total annual fund operating expenses of the Large Cap Fund’s Class A shares in the fee and expense tables on pages 5 and 15 of the Registration Statement (1.28%) are different from the total annual fund operating expenses of such shares in the financial highlights of the Fund’s annual report to shareholders (1.31%).

Response:   As noted in footnote 2 to the fee and expense table on page 15, on July 14, 2015, the FVIT Board approved, effective August 1, 2015, a reduction in the distribution and service (12b-1) fee from 0.30% to 0.25% for Class A shares of the Large Cap Fund until further notice and approval by the FVIT Board.  This footnote has been revised to state that the distribution and service (12b‑1) fees for the Large Cap Fund’s Class A shares have been restated to reflect the new reduced maximum rate set by the FVIT Board and, as a result, the total annual fund operating expenses differ from the ratio of expenses to average net assets shown in the financial highlights due to a different 12b‑1 fee rate paid in the Large Cap Fund’s most recent fiscal year.

5.                  Comment:  Please update the table at the bottom of page 5 to state the performance of the Funds as of December 31, 2015.

Response:   Updated performance information as of December 31, 2015 has been included.

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6.                  Comment:  Under the heading “What are the federal income tax consequences of the Transaction?” on page 6, disclose how much of the Large Cap Fund will be sold and the expected tax impact to shareholders.

Response:   The disclosure has been revised as requested.

7.                  Comment:  Under the heading “Reasons for the Transaction” on page 19, if applicable, state that the Board’s approval of the Reorganization was unanimous.

Response:   The last sentence under the heading “Reasons for the Transaction” states:  “The Boards unanimously approved the Plan on December 4, 2015 and the FVIT Board unanimously recommended that shareholders of the Large Cap Fund vote to approve the Plan.”

8.                  Text:  On page 8, the third paragraph under “Principal Investment Strategies” includes the following statement:

“Both Funds may invest up to 25% of their total assets in foreign securities...”

Comment:  If applicable, disclose that one or both Funds may invest in emerging markets.

Response:  Neither Fund invests in emerging markets as a principal investment strategy.

9.                  Comment:  Under the heading “Repositioning of the Large Cap Value Fund’s Portfolio Assets” on page 9, please confirm the tax consequences.  In addition, describe whether the portion of the Large Cap Fund’s assets that will be sold will be large, significant or small.

Response:  The disclosure has been revised as requested, and the tax consequences are confirmed.  The revised disclosure clarifies that the Investment Manager currently estimates that a small portion of the Large Cap Fund’s portfolio assets may be sold before the closing of the Transaction as part of a portfolio repositioning (and separate from normal portfolio turnover), which is not anticipated to result in any material amounts of capital gains being distributed to shareholders.  The revised disclosure also clarifies that, after the closing of the Transaction, a portion of the Large Cap Fund’s portfolio assets may be sold in the ordinary course of business, which is not expected to result in any material amounts of capital gains to be distributed to shareholders due to the relative sizes of the Large Cap Fund ($196 million) and the Rising Dividends Fund ($15.9 billion) as of December 31, 2015.

10.              Comment:  Under the heading “Repositioning of the Large Cap Value Fund’s Portfolio Assets” on page 9, if possible, add clarity as to when the repositioning will occur.

Response:   The disclosure has been revised as requested.  See the response to comment 9, above.

11.              Comment:  Under the heading “How do the principal investment risks of the Funds compare?” on page 9, Focus risk is listed as a principal investment risk of the Rising Dividends Fund.  If the Rising Dividends Fund focuses its investments on a particular industry, it should be disclosed in the comparison of principal investment strategies.

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Response:   The Registrant has added disclosure to the comparison of principal investment strategies that from time to time, based on economic conditions, the Rising Dividends Fund may have significant positions in particular sectors including, for example, health care and industrials.

12.              Comment:  Under the heading “Fund Management Teams” on page 11, if applicable, state that the management team for the Rising Dividends Fund will continue managing the Fund after the Reorganization.

Response:   The disclosure has been revised as requested.

13.              Text:  On page 19, the third paragraph under “Reasons for the Transaction” includes the following statement:

“Management recommended the Transaction because of the closely aligned investment goals and generally similar principal investment strategies and principal investment risks of the Funds...”

Comment:  Please revise the statement that the Funds’ principal investment strategies and principal investment risks are generally similar to say, for example, that the Funds’ principal investment strategies and risks have some similarities.

Response:  The disclosure has been revised as requested.

14.              Comment:  On page 20, revise the heading “Similar Investment Goals, Policies and Strategies” to remove “similar” or state that there are similarities.

Response:  The heading has been revised as requested.

15.              Text:  On page 20, the second paragraph under “Similar Investment Goals, Policies and Strategies” includes the following statement:

“The Board also considered that the Funds had a similar number of holdings...”

Comment:  Explain why the number of portfolio holdings is relevant.

Response:   The disclosure has been revised to clarify that the Funds had a significant number of common holdings.

In connection with the Registrant’s responses to the SEC staff’s comments on the Registration Statement, as requested by the SEC staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

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The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact Steven J. Gray, Esq. by telephone at (650) 312-2018, or in his absence, Claudia de Alba at (212) 632-3023.

                                                            Regards,

/s/STEVEN J. GRAY

Steven J. Gray, Esq.

Vice President and Secretary of the Registrant

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